November 19, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Spectrum Pharmaceuticals, Inc.
File No. 001-35006
Responses to Commission Staff comments made by letter dated September 5, 2012

Ladies and Gentlemen:

Spectrum Pharmaceuticals, Inc. (the “Company”) hereby respectfully submits its response to the Staff comments made by letter dated November 2, 2012, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011, its Form 10-Q for the Quarterly Period Ended June 30, 2012 and its Form 8-K Dated August 8, 2012 (File No. 001-35006). The Company’s response is preceded by a reproduction of the Staff comment contained in the November 2, 2012 letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Item 1 Business

Development of Our Drug Products, page 8

1. We have reviewed your response to prior comment 1. While you list various agreements and the parties in connection with those agreements that license or sublicense various rights, we note that you only disclose payment obligations to Corixa Corporation and Genentech, Inc. Please confirm that there are not any other material payment terms, including milestones or royalty payments, in connection with the agreements listed in this response. Alternatively, please expand your disclosure to include all material payment terms for each of the agreements.

Response 1:

In response to the Staff’s comment, the Company hereby confirms that, except for the payment obligations to Corixa Corporation and Genentech Inc. disclosed in our prior response, there are not any material payment terms, including milestones or royalty payments, in connection with the following agreements listed in our prior response: (i) a license from Biogen, (ii) a license-back to Biogen for limited uses including fulfillment of a supply obligation to CTI, (iii) a sublicense from Biogen to certain ZEVALIN patents held by Genentech, Inc., (iv) a sublicense from Biogen to certain ZEVALIN patents held by GlaxoSmithKline and Glaxo Group Limited, and (v) a sublicense from Biogen to certain ZEVALIN patents held by Corixa Corporation, Coulter Pharmaceutical, Inc., The Regents of the University of Michigan and GlaxoSmithKline.

Securities and Exchange Commission

November 19, 2012

2. We have reviewed your response to prior comment 2. Please note that while confidential treatment for certain information may have been granted in the past, under the confidential treatment rule we have the authority to reconsider our action in the future. Please expand your disclosure to disclose the term of your License and Asset Purchase Agreement with Bayer Pharma AG as this is a material term that is disclosed on page 13 of the agreement. In addition, please expand your disclosure to disclose the aggregate milestone payment remaining under your Amended and Restated License Agreement with Merck & Cie AG as this appears to be a material term of the agreement.

Response 2:

In response to the Staff comment, the Company supplementally provides the following revised disclosures regarding the above-referenced agreements. The Company undertakes to include such disclosures in its next periodic report and future filings to the extent required.

(1) License and Asset Purchase Agreement with Bayer Pharma AG concerning ZEVALIN.

On April 1, 2012, through a subsidiary, Spectrum Pharmaceuticals Cayman, L.P., we completed the acquisition of licensing rights to market ZEVALIN outside of the U.S., referred to as the ZEVALIN Ex-US Rights, from Bayer Pharma AG, or Bayer. Pursuant to the terms of the agreement, Spectrum acquired all rights including marketing, selling, intellectual property and access to existing inventory of ZEVALIN from Bayer. We currently market ZEVALIN in the U.S. and this agreement expands our commercial efforts to the rest of the world. ZEVALIN is currently approved in more than 40 countries outside the U.S. for the treatment of B-cell non-Hodgkin lymphoma, including countries in Europe, Latin America and Asia. In consideration for the rights granted under the agreement, concurrent with the closing, Spectrum paid Bayer a one-time fee of Euro 19 million or US $25.4 million and will pay Bayer royalties based on a mid-teen digits percentage of net sales of the licensed products in all territories worldwide except the U.S., with specific rates subject to confidential treatment pursuant to an order by the SEC. Under the agreement, we also acquired access to existing inventory of ZEVALIN and concurrent with the closing, entered into certain ancillary agreements including but not limited to a transition services agreement to transition the business. Unless earlier terminated, the term of the agreement continues until the expiration of our royalty payment obligations which, in turn, run until the last-to-expire patent covering the sale of a licensed product in the relevant country or fifteen (15) years from the date of first commercial sale of the licensed product in such country, whichever is longer. This agreement may be terminated in the event of a material default, which is defined to include: (i) our failure to timely pay royalty payments under this agreement or payments under certain related agreements; (ii) our insolvency; and (iii) our breach and the resulting termination of an Amended and Restated License Agreement between Biogen and Bayer, dated as of January 16, 2012.

Securities and Exchange Commission

November 19, 2012

(2) Amended and Restated License Agreement with Merck & Cie AG concerning FUSILEV.

In May 2006, we amended and restated a license agreement with Merck & Cie AG, a Swiss corporation, which we assumed in connection with the acquisition of the assets of Targent. Pursuant to the license agreement with Merck & Cie, we obtained the exclusive license to use regulatory filings related to FUSILEV and a non-exclusive license under certain patents and know-how related to FUSILEV to develop, make, and have made, use, sell and have sold FUSILEV in the field of oncology in North America. In addition, we have the right of first opportunity to negotiate an exclusive license to manufacture, have manufactured, use and sell FUSILEV products outside the field of oncology in North America. Also, under the terms of the license agreement, we paid Merck & Cie $100,000 for the achievement of FDA approval of an injectable form of FUSILEV. Merck & Cie is also eligible to receive a $200,000 payment upon achievement of FDA approval of an oral form of FUSILEV, in addition to royalties in the mid-single digits based on a percentage of net sales. The term of the license agreement is determined on a product-by-product and country-by-country basis until royalties are no longer owed under the license agreement. The license agreement expires in its entirety after the date that we no longer owe any royalties to Merck & Cie. We have the unilateral right to terminate the license agreement, in its entirety or on a product-by-product or country-by-country basis, at any time for any reason and either party may terminate the license agreement due to material breach of the terms of the license agreement by or insolvency of the other party.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 788-6700, ext. 205.

Sincerely,

/s/ Brett L. Scott
Brett L. Scott
Senior Vice President and Acting Chief Financial Officer